Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 10, 2023

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, February 17, 2023 to discuss its 2022 year-end results, which will be announced after the close of markets on Thursday, February 16, 2023 and will be available at that time on its website at www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada and U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, March 3, 2023. The replay may be accessed at (866) 511-1894 (Canada and U.S.) or 1 (203) 369-1949 (International).

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:          John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946